UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UCI Medical Affiliates, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

902633106
(CUSIP Number)

Gregory Bylinsky
26 Broadway, Suite 1607
New York, New York  10004
Tel No. (212) 232-4582

With copies to:
Robert E. Holton, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022
Tel No. (212) 715-1137
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

January 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 902633106

1.	Names of Reporting Persons

Bandera Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of	7. Sole Voting Power	1,323,357
Shares Bene-
ficially Owned	8.Shared Voting Power	0
By Each
Reporting	9.Sole Dispositive Power	1,323,357
Person With
	10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,323,357

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D
CUSIP No. 902633106

1.	Names of Reporting Persons

Gregory Bylinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF & PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.Sole Voting Power	15,011
Shares Bene-
ficially Owned	8.Shared Voting Power	1,323,357
By Each
Reporting	9.Sole Dispositive Power	15,011
Person With
	10.Shared Dispositive Power	1,323,357

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,338,368

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 902633106

1.	Names of Reporting Persons

Jefferson Gramm

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF & PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.Sole Voting Power	20,500
Shares Bene-
ficially Owned	8.Shared Voting Power	1,323,357
By Each
Reporting	9.Sole Dispositive Power	20,500
Person With
	10.Shared Dispositive Power	1,323,357

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,343,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to the common stock (the “Common Stock”) of UCI Medical Affiliates, Inc. (the “Company”).

The principal executive offices of the Company are located at 4416 Forest Drive, Columbia, South Carolina  29206.

Item 2.  Identity and Background

(a)           This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached as Exhibit 1 to this Schedule:

(i)           Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”);

(ii)          Gregory Bylinsky; and

(iii)         Jefferson Gramm.

Bandera Partners, Mr. Bylinsky and Mr. Gramm are filing this Schedule with respect to 1,323,357 shares of Common Stock (the “Master Fund’s Shares”) directly owned by Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Bandera Master Fund”).  In addition, Mr. Bylinsky is filing this Schedule with respect to 15,011 shares of Common Stock directly owned by Mr. Bylinsky, and Mr. Gramm is filing this Schedule with respect to 20,500 shares of Common Stock directly owned by Mr. Gramm.

(b)           The principal business address of each of Bandera Partners, Mr. Bylinsky and Mr. Gramm is:

26 Broadway, Suite 1607
New York, New York  10004

(c)           Bandera Partners is the investment manager of Bandera Master Fund and may be deemed to have beneficial ownership over the Master Fund’s Shares by virtue of the sole and exclusive authority granted to Bandera Partners by Bandera Master Fund to vote and dispose of the Master Fund’s Shares.

Mr. Bylinsky and Mr. Gramm are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners.

(d)-(e)     None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The place of organization or citizenship of each of the Reporting Persons is as follows:

Name of Reporting Person	Place of Organization/Citizenship
Bandera Partners LLC	Delaware
Gregory Bylinsky	United States
Jefferson Gramm	United States

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate amount of funds used to purchase the securities of the Company listed in Item 5(a)(i) was $4,641,542.  The source of the funds used by the Reporting Persons for the purchase of the securities of the Company listed in Item 5(a)(i) was the working capital of Bandera Master Fund.  Working capital was provided by capital contributions of partners and internally generated funds.

The securities of the Company listed in clause (b) of Item 5(a)(ii) were acquired by Mr. Bylinsky as a distribution in kind upon the dissolution of two related private investment funds.  The market value of the securities of the Company listed in clause (b) of Item 5(a)(ii) was $46,534 at the time they were distributed to Mr. Bylinsky.

The aggregate amount of funds used to purchase the securities of the Company listed in clause (b) of Item 5(a)(iii) was $32,595.  The source of funds used by Mr. Gramm for the purchase of the securities of the Company listed in clause (b) of Item 5(a)(iii) was the personal funds of Mr. Gramm.

Item 4.  Purpose of Transaction

Bandera Master Fund intends to seek representation on the Board of Directors of the Company.  In the process of seeking such representation, Bandera Master Fund, Bandera Partners and/or one or more of their affiliates, including Gregory Bylinsky, Jefferson Gramm, Bandera Partners Management LLC, Bandera Value Fund LLC and Bandera Offshore Value Fund Ltd. (collectively, the “Bandera Group”), may hold discussions or otherwise communicate with the Company’s management and Board of Directors and other representatives of the Company, as well as other stockholders of the Company or other relevant parties.

From time to time, one or more members of the Bandera Group may also hold discussions or otherwise communicate with any such parties to discuss other matters that may include one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

In addition, the Bandera Group may purchase from time to time in open market or privately negotiated transactions additional securities of the Company, or options or derivatives related thereto.  The Bandera Group may also determine to dispose of all or a portion of its shares of Common Stock of the Company at any time.

Item 5.   Interest in Securities of the Issuer

(a)           (i)                 Bandera Partners may, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to be the beneficial owner of 1,323,357 shares of Common Stock directly owned by Bandera Master Fund, which constitutes approximately 13.3% of the issued and outstanding shares of Common Stock.  As Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners, Mr. Bylinsky and Mr. Gramm may be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by Bandera Partners.

(ii)                Mr. Bylinsky may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 1,338,368 shares of Common Stock comprising (a) 1,323,357 shares of Common Stock directly owned by Bandera Master Fund and (b) 15,011 shares of Common Stock directly owned by Mr. Bylinsky, which together constitute approximately 13.5% of the issued and outstanding shares of Common Stock.

(iii)               Mr. Gramm may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 1,343,857 shares of Common Stock comprising (a) 1,323,357 shares of Common Stock directly owned by Bandera Master Fund and (b) 20,500 shares of Common Stock directly owned by Mr. Gramm, which together constitute approximately 13.6% of the issued and outstanding shares of Common Stock.

The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for Bandera Partners, Mr. Bylinsky and Mr. Gramm are based on 9,914,122 shares of Common Stock issued and outstanding as of June 30, 2008, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2008.

(b)           (i)                 Bandera Partners may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,323,357 shares of Common Stock directly owned by Bandera Master Fund.

(ii)                Mr. Bylinsky has the sole power to dispose of, direct the disposition of, vote or direct the vote of 15,011 shares of Common Stock directly owned by Mr. Bylinsky.  As a Managing Partner, Managing Director and Portfolio Manager of Bandera Partners, Mr.  Bylinsky may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 1,323,357 shares of Common Stock directly owned by Bandera Master Fund.

(iii)               Mr. Gramm has the sole power to dispose of, direct the disposition of, vote or direct the vote of 20,500 shares of Common Stock directly owned by Mr. Gramm.  As a Managing Partner, Managing Director and Portfolio Manager of Bandera Partners, Mr. Gramm may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 1,323,357 shares of Common Stock directly owned by Bandera Master Fund.

(c)           The following table sets forth all transactions with respect to shares of Common Stock effected during the past sixty (60) days by the Reporting Persons.  All such transactions were effected in the open market.

Name of Reporting Person	Date of Transaction	No. of Shares	Price per Share (dollars)	Total Price (dollars)	Transaction Type
Bandera Partners	1/2/2009	4,000	2.00	$ 8,000.00	Purchase
Bandera Partners	12/15/2008	1,430	2.00	2,860.00	Purchase
Bandera Partners	12/11/2008	2,113	2.00	4,226.00	Purchase
Bandera Partners	12/3/2008	5,800	2.00	11,600.00	Purchase
Bandera Partners	12/2/2008	3,500	2.00	7,000.00	Purchase
Bandera Partners	12/1/2008	1,500	2.00	3,000.00	Purchase
Bandera Partners	11/28/2008	1,000	2.00	2,000.00	Purchase
Bandera Partners	11/25/2008	4,000	2.00	8,000.00	Purchase
Bandera Partners	11/21/2008	4,500	2.00	9,000.00	Purchase
Bandera Partners	11/20/2008	1,000	2.00	2,000.00	Purchase
Bandera Partners	11/13/2008	2,000	2.00	4,000.00	Purchase
Bandera Partners	11/12/2008	500	2.00	1,000.00	Purchase
Bandera Partners	11/10/2008	2,000	2.00	4,000.00	Purchase

(d)           The right to receive dividends from, or the proceeds from the sale of, the Master Fund’s Shares is held by Bandera Master Fund, a private investment fund for which Bandera Partners serves as investment manager.  Bandera Partners, Mr. Bylinsky and Mr. Gramm disclaim beneficial ownership of the Master Fund’s Shares reported in this statement pursuant to Rule 13d-4 under the Exchange Act.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

(e)           Not applicable.

  Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Items 2(c), 4 and 5(d) above is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

The exhibit listed on the Index of Exhibits of this Schedule is filed herewith.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: January 9, 2009
BANDERA PARTNERS LLC

By:	/s/ Gregory Bylinsky
Gregory Bylinsky Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: January 9, 2009

By:	/s/ Gregory Bylinsky
Gregory Bylinsky

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

By:	/s/ Jefferson Gramm
Jefferson Gramm

INDEX OF EXHIBITS

Exhibit No.	Description
1	Agreement of Joint Filing